SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T107

(CINS Number)

Joel M. Frank

OZ Management LP

9 West 57th Street, 39th Floor

New York, NY 10019

212-790-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 2 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,055,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,055,301
11.	Aggregate amount beneficially owned by each reporting person 4,055,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.12%
14.	Type of reporting person (see instructions) IA

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 3 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Holding Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,055,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,055,301
11.	Aggregate amount beneficially owned by each reporting person 4,055,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.12%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 4 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Capital Management Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,055,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,055,301
11.	Aggregate amount beneficially owned by each reporting person 4,055,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.12%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 5 of 9 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,055,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,055,301
11.	Aggregate amount beneficially owned by each reporting person 4,055,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.12%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the shares (the “Shares”) of common stock, $0.01 par value (the “Common Stock”), of Genco Shipping & Trading Limited (the “Issuer”) and, in the manner set forth below, amends and further supplements the Schedule 13D filed by the Reporting Persons on April 14, 2014 (the “Initial Schedule 13D”). Except as expressly set forth herein, there have been no changes to the Initial Schedule 13D. The principal executive office of the Issuer is located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended and restated as follows:

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $7,457,049.74 (including brokerage commissions). All funds to acquire the Shares were provided from capital of the Accounts.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and restated as follows:

The securities of the Issuer reported in this Schedule 13D were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to monitor the Issuer’s restructuring process, as first described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2014 (the “Restructuring Process”), with the intent of taking any and all actions that the Reporting Persons deem necessary or appropriate to protect and/or maximize the value of their respective investments in the Issuer’s securities. Such actions may include, but are not limited to, entering into discussions with the Issuer, management and/or the Board of Directors and may result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In furtherance of the foregoing, on April 23, 2014, the Reporting Persons sent a letter to the United States Trustee appointed in connection with In re Genco Shipping & Trading Limited, Case No. 14-11108 (SHL), requesting the formation of a formal Equity Security Holders Committee. If the request is granted, the Reporting Persons intend to seek to participate on the Committee. The Reporting Persons and their advisors may consult with other holders of the Issuer’s securities and their respective advisors regarding the Restructuring Process.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is amended and restated as follows:

(a)	The aggregate number and percentage of Shares reported to be beneficially owned by the Reporting Persons in this Schedule 13D is 4,055,301 shares of Common Stock, constituting approximately 9.12% of the shares of Common Stock outstanding, based upon 44,449,407 shares of Common Stock outstanding as of April 7, 2014, as reflected in the Form 10-K filed by the Issuer on April 7, 2014.

As of the date of this filing:

(i) OZ, OZHC, OZM and Mr. Och may be deemed beneficially to own 4,055,301 shares of Common Stock, constituting approximately 9.12% of the shares of Common Stock outstanding.

(b)	Shared voting and dispositive powers of the Reporting Persons:

(i) OZ, OZHC, OZM and Mr. Och have shared voting and dispositive powers over the 4,055,301 shares of Common Stock reported herein.

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 7 of 9 Pages

(ii) OZM as the sole shareholder of OZHC and may be deemed to control voting and dispositive power over the 4,055,301 shares of Common Stock reported herein.

(iii) Mr. Och, as Chief Executive Officer and Executive Managing Director of OZM may be deemed to control voting and dispositive power over the 4,055,301 shares of Common Stock reported herein.

(c)	Information concerning transactions in the securities of the Issuer since the date of the Reporting Persons’ Initial Schedule 13D filing effected by the Accounts for which the Reporting Persons have management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Accounts of OZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Schedule 13D	Page 8 of 9 Pages
CINS No. Y2685T107

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 24, 2014

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och

Page 9 of 9 Pages

SCHEDULE I

TRANSACTIONS SINCE APRIL 14, 2014 BY THE ACCOUNTS

The Common Stock transactions described below were effected for cash in the open markets.

Date	Purchase / Sale	Security Type	Number of Shares / Principal of Bonds	Price per Share / Bond (per $100 Amount)
4/22/2014	Purchase	Common Stock	200,000	$1.7678
4/22/2014	Purchase	Common Stock	200,000	$1.78
4/23/2014	Purchase	Common Stock	400,000	$2.0047